April 5, 2013

Andrew D. Mew

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Via Facsimile AND EDGAR

Re:	hhgregg, Inc.

Form 10-K for the Fiscal Year Ended March 31, 2012

Filed May 23, 2012

Form 10-Q for the Quarterly Period Ended September 30, 2012

Filed November 2, 2012

File No. 001-33600

Dear Mr. Mew,

This letter sets forth the response of hhgregg, Inc. (the “Company”) to the comment letter, dated March 29, 2013, of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Form 10-K for the Fiscal Year Ended March 31, 2012 filed on May 23, 2012 and the Form 10-Q for the Quarterly Period Ended September 30, 2012. In order to ease your review, we have repeated each of the Staff’s comments below in bold print in their entirety and followed each comment with our response.

Form 10-K for the Fiscal Year Ended March 31, 2012

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 28

Overview, page 28

1.	We note your disclosure relating to your Store Development Strategy and the decline in new store openings from year to year. If your expansion plans are slowing, please say as much, explain why and discuss the impact this will have on your results of operations.

Response: We believe that the disclosure relating to our Store Development Strategy in our reports filed with the Commission, including our Form 10-K for the fiscal year ended March 31, 2012, was accurate and complete at the time filed with the Commission. We revised our disclosure related to our Store Development Strategy in our Quarterly Reports on Form 10-Q for the quarters ended September 30, 2012 (“Second Quarter 10-Q”) and December 31, 2012

(“Third Quarter 10-Q”), at the time when we started to reevaluate our Store Development Strategy given recent market conditions. Our disclosure in our Second Quarter 10-Q and our Third Quarter 10-Q noted that our near term expectations related to store development and new store openings will be to slow our store growth and shift our focus to sales and profit productivity in our existing store base.

While our long-term Store Development Strategy has not changed in that we remain committed to being a national retailer, in the near-term, we expect to slow our new store growth to shift the balance of our focus to sales and profit productivity in existing stores as our comparable store sales, specifically in the video category, have been pressured in recent years. We expect near term store growth to be focused in existing markets where we can leverage current distribution, advertising and regional management infrastructure. We expect this short-term reduction in the number of new store openings to impact our results of operations as a result of the decrease in store opening costs. Additionally, we would expect modest declines in capital expenditures due to the decrease in new store capital expenditures. We also expect to see a decline in our net sales growth as compared to previous years’ results due to the anticipated fewer new store additions. In future filings, beginning with our Annual Report on Form 10-K for the fiscal year ended March 31, 2013, the Company will add to our Store Development Strategy discussion by including expectations around long-term and near-term store growth and the impact on our results of operations.

Form 10-Q for the Quarterly Period Ended September 30, 2012

Item 1. Condensed Consolidated Financial Statements

2.	We note your presentation of net borrowings on inventory financing facility on your Condensed Consolidated Statements of Cash Flows and the disclosure that you entered into an inventory financing facility with a third party financing company during the first quarter of fiscal 2013. Please tell us and disclose in your Form 10-K for the fiscal year ended March 31, 2013, the amount of the borrowings included within accounts payable since inception and as of March 31, 2013 along with the borrowing terms. Refer to Rule 5-02 (19) of Regulation S-X.

Response: In future filings, beginning with our Annual Report on Form 10-K for the fiscal year ended March 31, 2013, the Company will disclose the amount of the borrowings included within accounts payable as of March 31, 2013 and for each quarter thereafter along with the borrowing terms of our inventory financing facility. The following is an example of our proposed additional disclosure:

The inventory financing facility is a $20 million unsecured credit line that is non-interest bearing and is not collateralized with the inventory purchased. The facility includes customary covenants as well as customary events of default. The amounts borrowed on the credit line fluctuate on a daily basis, but as of the end of each quarter and as of March 31, 2013, the amount of borrowings included within accounts payable was as follows: June 30, 2012, $11.1 million; September 30, 2012, $13.2 million; December 31, 2012, $4.3 million; and March 31, 2013, $9.0 million. As of March 31, 2013, the Company had $11.0 million available under the facility. The Company incurred no interest on the borrowings for the year ended March 31, 2013.

Conclusion:

As requested in your letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company further understands that the Division of Enforcement has access to all information provided to the Staff of the Division of Corporation Finance in the Staff’s review of the Company’s filing or in response to the Staff’s comments on the Company’s filing.

Thank you for your attention to the Company’s response to your comment. Should you have any questions or comments with respect to this filing, please call me at 317-569-3894 or fax at 317-705-8668.

Sincerely,

/s/ Jeremy J. Aguilar

Jeremy J. Aguilar

Chief Financial Officer

cc:	Mara L. Ransom (Securities and Exchange Commission) Christina Melendi (Bingham McCutchen LLP)

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